Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Pacific Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Pacific Metals Corp. and subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, change in equity, and cash flows, for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

September 3, 2025

We have served as the Company’s auditor since 2004.

New Pacific Metals Corp.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	Notes	June 30, 2025	June 30, 2024
ASSETS
Current Assets
Cash and cash equivalents	16	$16,839,959	$21,950,211
Short-term investments	3	—	258,702
Receivables		21,467	51,340
Deposits and prepayments		232,743	338,824
		17,094,169	22,599,077

Non-current Assets
Equity investments	4	54,020	56,539
Property, Plant and equipment	6	1,132,797	1,244,530
Mineral property interests	7	116,934,365	113,765,931
TOTAL ASSETS		$135,215,351	$137,666,077

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8	$835,763	$1,163,836
Due to a related party	9	91,687	50,302
		927,450	1,214,138
Total Liabilities		927,450	1,214,138

Equity
Share capital	10	183,315,257	182,010,834
Share-based payment reserve		20,676,968	19,931,083
Accumulated other comprehensive income		8,697,745	9,311,400
Deficit		(78,402,069)	(74,645,012)
Total equity attributable to the equity holders of the Company		134,287,901	136,608,305

Non-controlling interests	11	—	(156,366)
Total Equity		134,287,901	136,451,939

TOTAL LIABILITIES AND EQUITY		$135,215,351	$137,666,077

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Jalen Yuan
Interim CEO

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2025	2024
Operating expense
Project evaluation and corporate development		$(35,934)	$(200,104)
Depreciation	6	(196,539)	(213,291)
Filing and listing		(279,164)	(304,582)
Investor relations		(371,145)	(324,474)
Professional fees		(499,586)	(331,307)
Salaries and benefits		(1,708,009)	(2,036,651)
Office and administration		(1,273,737)	(1,276,009)
Share-based compensation	10(b)	(1,611,845)	(2,255,847)
		(5,975,959)	(6,942,265)

Other income
Income from investments	5	$787,597	$1,061,095
Gain on disposal of property, plant and equipment	6	—	51,418
Provision for credit loss	12(e)	—	(274,865)
Foreign exchange gain		1,408,140	77,339
		2,195,737	914,987

Net loss		$(3,780,222)	$(6,027,278)

Attributable to:
Equity holders of the Company		$(3,757,057)	$(6,021,706)
Non-controlling interests	11	(23,165)	(5,572)
Net loss		$(3,780,222)	$(6,027,278)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted	10(d)	$(0.02)	$(0.04)
Weighted average number of common shares - basic and diluted		171,635,884	167,765,072

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2025	2024
Net loss		$(3,780,222)	$(6,027,278)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net loss:
Currency translation adjustment, net of tax of $nil		(265,933)	(957,237)
Items reclassified to net income:
Cumulative translation adjustment upon wind-up of a subsidiary		(464,256)	—
Other comprehensive loss, net of taxes		$(730,189)	$(957,237)

Attributable to:
Equity holders of the Company		$(613,655)	$(916,580)
Non-controlling interests	11	(116,534)	(40,657)
Other comprehensive loss, net of taxes		$(730,189)	$(957,237)
Total comprehensive loss, net of taxes		$(4,510,411)	$(6,984,515)

Attributable to:
Equity holders of the Company		$(4,370,712)	$(6,938,286)
Non-controlling interests	11	(139,699)	(46,229)
Total comprehensive loss, net of taxes		$(4,510,411)	$(6,984,515)

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

		Years ended June 30,
	Notes	2025	2024
Operating activities
Net loss		$(3,780,222)	$(6,027,278)
Add (deduct) items not affecting cash:
Income from investments	5	(787,597)	(1,061,095)
Depreciation	6	196,539	213,291
Provision for credit loss		—	274,865
Gain on disposal of property, plant and equipment		—	(51,418)
Share-based compensation	10(b)	1,611,845	2,215,351
Foreign exchange gain		(1,408,140)	(77,339)
Changes in non-cash operating working capital	16	165,280	(403,717)
Interest received	5	741,190	907,891
Net cash used in operating activities		(3,261,105)	(4,009,449)

Investing activities
Mineral property interest
Capital expenditures		(2,968,726)	(4,740,723)
Property, plant and equipment
Additions	6	(85,120)	(137,194)
Proceeds on disposals	6	—	58,776
Short-term investments
Proceeds on disposals	3	307,750	—
Equity investments
Proceeds on disposals	4	—	312,340
Net cash used in investing activities		(2,746,096)	(4,506,801)

Financing activities
Proceeds from issuance of common shares for bought deal, net of transaction and issuance costs	10(c)	—	24,446,086
Proceeds from issuance of common shares for option exercised		6,346	135,684
Net cash provided by financing activities		6,346	24,581,770
Effect of exchange rate changes on cash		890,603	(411,621)

Increase (decrease) in cash		(5,110,252)	15,653,899
Cash and cash equivalents, beginning of the year		21,950,211	6,296,312
Cash and cash equivalents, end of the year		$16,839,959	$21,950,211
Supplementary cash flow information	16

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Change in Equity

(Expressed in US dollars)

		Share capital
							Total equity
		Number of		Share-based	Accumulated other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income (loss)	Deficit	the Company	interests	Total equity
Balance, July 1, 2023		157,491,172	$155,840,052	$18,636,297	$10,227,980	$(68,623,306)	$116,081,023	$(110,137)	$115,970,886
Options exercised		85,000	197,213	(61,529)	—	—	135,684	—	135,684
Restricted share units distributed		514,947	1,527,483	(1,527,483)	—	—	—	—	—
Common shares issued through bought deal financing	10(c)	13,208,000	24,446,086	—	—	—	24,446,086	—	24,446,086
Share-based compensation		—	—	2,883,798	—	—	2,883,798	—	2,883,798
Net loss		—	—	—	—	(6,021,706)	(6,021,706)	(5,572)	(6,027,278)
Currency translation adjustment		—	—	—	(916,580)	—	(916,580)	(40,657)	(957,237)
Balance, June 30, 2024		171,299,119	182,010,834	19,931,083	9,311,400	(74,645,012)	136,608,305	(156,366)	136,451,939
Options exercised	10(b)(i)	4,167	8,641	(2,294)	—	—	6,347	—	6,347
Restricted share units distributed	10(b)(ii)	601,015	1,295,782	(1,295,782)	—	—	—	—	—
Share-based compensation	10(b)	—	—	2,043,961	—	—	2,043,961	—	2,043,961
Derecognition upon wind-up of a subsidiary	11	—	—	—	—	—	—	296,065	296,065
Net loss		—	—	—	—	(3,757,057)	(3,757,057)	(23,165)	(3,780,222)
Currency translation adjustment		—	—	—	(613,655)	—	(613,655)	(116,534)	(730,189)
Balance, June 30, 2025		171,904,301	$183,315,257	$20,676,968	$8,697,745	$(78,402,069)	$134,287,901	$—	$134,287,901

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

1.CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.MATERIAL ACCOUNTING POLICY INFORMATION

(a)Statement of Compliance and Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS Accounting Standards in effect as of June 30, 2025.

These consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements of the Company as at and for the year ended June 30, 2025 and 2024 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on September 2, 2025.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Page | 7

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2025	2024	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.(ii)	Mining company	China	0%	82%

(i) British Virgin Islands ("BVI")

(ii) Qinghai Found Mining Co., Ltd. was wound-up on November 22, 2024

(c)Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Bolivian subsidiaries is the US dollar (“USD”). The functional currency of the Chinese subsidiary was the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

- assets and liabilities are translated using exchange rates prevailing at the reporting date;

- income and expenses are translated using average exchange rates prevailing during the period; and

- all resulting exchange gains or losses are included in other comprehensive income or loss.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of loss as part of the gain or loss on sale.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(d)Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Land	Not depreciated
Building	20 Years
Machinery	5 Years
Motor Vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for property, plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(e)Mineral Property Interest

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

Mineral property interests include the payment relating VAT until such time that the exploration and evaluation of mineral property interests are reclassified into development stage mineral interests. VAT is imposed by the Bolivian government. The Company had VAT receivables through its exploration expenditures incurred in Bolivia. Upon reclassification from exploration and evaluation to development, the VAT receivable will be recognized as a separate asset and will be deductible against future VAT payables that will be generated through sales.

The Company determines that a property is in the development stage when its technical feasibility and commercial viability are demonstrable. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales before intended use during this period, if any, are recognized in profit or loss.

(f)Impairment of Long-lived Assets

Long-lived assets, including mineral property interests, property, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets.

Page | 9

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(g)Share-based Payments

The Company grants share-based awards, including restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants.

For share-based awards, the fair value is charged to the consolidated statements of loss and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on the quoted market price of the Company’s common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statements of loss with a corresponding entry within equity. The amount recognized as expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(h)Income Tax

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-

where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(i)Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For RSUs, the weighted average outstanding numbers as at the end of the period are included in the calculation of diluted earnings per share. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company’s common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. When loss per share is presented in the period, the Company’s calculation of diluted loss per share excludes any incremental shares from the assumed calculation of RSUs and stock options as they would be anti-dilutive.

(j)Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value less directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of cash flows; and
ii.	All contractual cash flows represent only the principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit loss is assessed at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – bonds, and equity investments;
-	Financial assets classified as amortized cost: receivables and short-term investments – guaranteed investment certificates; and
-	Financial liabilities classified as amortized cost: trade and other payables, and due to related parties.

Bonds:

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs. Bonds are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement.

Equity investments:

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Page | 12

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(k)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(l)Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

-	Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral property interest;
-	Determination of functional currency; and
-	Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

Areas of significant estimates include:

-

The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of property, plant and equipment;

-	Valuation input and forfeiture rates used in calculation of share-based compensation; and
-	Valuation of securities that do not have a quoted market price.

The Company estimates its mineral resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101.

Page | 13

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(m)New IFRS Accounting Standards and interpretations not yet applied

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements. The Company has not early adopted any new accounting standard, interpretation or amendment that has been issued but is not yet effective.

3.SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30, 2025	June 30, 2024
Bonds	$—	$258,702

The Company acquired bonds issued by other corporations from various industries through the open market. These bonds were held to receive coupon interest payments and to realized potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of short-term investment is summarized as follows:

Amount
Balance, July 1, 2023	$198,375
Change in fair value	60,327
Balance, June 30, 2024	$258,702
Change in fair value	49,048
Disposition	(307,750)
Balance, June 30, 2025	$—

Page | 14

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

4.EQUITY INVESTMENTS

The equity investments are summarized as follows:

	June 30, 2025	June 30, 2024
Common shares
Public companies	$54,020	$56,539

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included
	Fair value	in deficit
Balance, July 1, 2023	$283,081	$3,792,631
Proceeds on disposal	(312,340)	$—
Change in fair value	92,877	92,877
Foreign exchange impact	(7,079)	—
Balance, June 30, 2024	$56,539	$3,885,508
Change in fair value	(2,641)	(2,641)
Foreign exchange impact	122	—
Balance, June 30, 2025	$54,020	$3,882,867

5.INCOME FROM INVESTMENTS

Income from investments consist of:

	Years ended June 30,
	2025	2024
Fair value change on equity investments	$(2,641)	$92,877
Fair value change on bonds	49,048	60,327
Interest income	741,190	907,891
Income from investments	$787,597	$1,061,095

Page | 15

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

6.PROPERTY, PLANT AND EQUIPMENT

	Land and			Office equipment	Computer
Cost	building	Machinery	Motor vehicles	and furniture	software	Total
Balance, July 1, 2023	$630,000	$485,617	$579,032	$267,275	$93,515	2,055,439
Additions	—	1,023	—	136,171	—	137,194
Disposals	—	—	(110,838)	(30,709)	—	(141,547)
Reclassifed among asset groups	—	(18,296)	18,296	—	—	—
Reclassifed to mineral property interests	—	(10,685)	—	—	—	(10,685)
Foreign currency translation impact	—	—	—	(3,209)	(3,054)	(6,263)
Balance, June 30, 2024	$630,000	$457,659	$486,490	$369,528	$90,461	$2,034,138
Additions	—	67,748	—	17,372	—	85,120
Foreign currency translation impact	—	—	—	306	292	598
Balance, June 30, 2025	$630,000	$525,407	$486,490	$387,206	$90,753	$2,119,856

Accumulated depreciation and amortization
Balance, July 1, 2023	$—	$(170,912)	$(296,910)	$(177,284)	$(70,494)	$(715,600)
Depreciation	—	(60,682)	(94,549)	(46,349)	(11,711)	(213,291)
Disposals	—	—	110,837	23,352	—	134,189
Foreign currency translation impact	—	—	—	2,676	2,418	5,094
Balance, June 30, 2024	$—	$(231,594)	$(280,622)	$(197,605)	$(79,787)	$(789,608)
Depreciation	—	(62,280)	(79,251)	(44,539)	(10,469)	(196,539)
Foreign currency translation impact	—	—	—	(415)	(497)	(912)
Balance, June 30, 2025	$—	$(293,874)	$(359,873)	$(242,559)	$(90,753)	$(987,059)

Carrying amount
Balance, June 30, 2024	$630,000	$226,065	$205,868	$171,923	$10,674	$1,244,530
Balance, June 30, 2025	$630,000	$231,533	$126,617	$144,647	$—	$1,132,797

For the year ended June 30, 2025, no equipment was disposed (year ended June 30, 2024 – proceeds of $58,776 and gain of $51,418).

7.MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the year ended June 30, 2025, total expenditures of $1,552,036 (year ended June 30, 2024 - $3,207,085) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

Page | 16

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

For the year ended June 30, 2025, total expenditures of $1,473,791 (year ended June 30, 2024 - $1,794,259) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the year ended June 30, 2025, total expenditures of $62,032 (year ended June 30, 2024 - $101,652) were capitalized under the project.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2023	$86,135,820	$18,137,910	$4,862,942	$109,136,672
Capitalized exploration expenditures
Reporting and assessment	999,402	408,874	—	1,408,276
Drilling and assaying	47,217	23,894	—	71,111
Project management and support	1,765,297	1,079,177	63,919	2,908,393
Camp service	249,764	241,945	36,754	528,463
Permit and license	33,073	9,308	—	42,381
Value added tax receivable	112,332	31,061	979	144,372
Foreign currency impact	(365,571)	(78,127)	(30,039)	(473,737)
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	—	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	—	60,424
Value added tax receivable	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365

8.TRADE AND OTHER PAYABLES

Trade and other payable consist of:

	June 30, 2025	June 30, 2024
Trade payable	$242,492	$575,268
Accrued liabilities	593,271	588,568
	$835,763	$1,163,836

Page | 17

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

9.RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	June 30, 2025	June 30, 2024
Silvercorp Metals Inc.	$91,687	$50,302

(a)	Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer (June 30, 2024 – one director) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2025 were $801,406 (year ended June 30, 2024 - $823,195).
(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the year ended June 30, 2025 and 2024 are as follows:

	Years ended June 30,
	2025	2024
Director's cash compensation	$64,498	$77,217
Director's share-based compensation	536,417	462,721
Key management's cash compensation	647,676	1,265,900
Key management's share-based compensation	525,454	1,833,584
	$1,774,045	$3,639,422

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

10.SHARE CAPITAL

(a)	Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the year ended June 30, 2025, a total of $1,611,845 (year ended June 30, 2024 - $2,255,847) was recorded as share-based compensation expense.

For the year ended June 30, 2025, a total of $nil (year ended June 30, 2024 – a recovery of $40,496) was included in the project evaluation and corporate development expense.

For the year ended June 30, 2025, a total of $432,117 (year ended June 30, 2024 – $668,447) was capitalized under mineral property interests.

Page | 18

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(i)	Stock options

The continuity schedule of stock options, as at June 30, 2025, is as follows:

		Weighted average exercise
	Number of options	price (CAD$)
Balance, July 1, 2023	3,957,167	$3.37
Options granted	1,335,000	2.10
Options exercised	(85,000)	2.15
Options forfeited	(745,000)	3.68
Options expired	(689,167)	2.15
Balance, June 30, 2024	3,773,000	$3.11
Options granted	1,810,333	1.58
Options exercised	(4,167)	2.10
Options forfeited	(883,166)	2.26
Balance, June 30, 2025	4,696,000	$2.68

During the year ended June 30, 2025, a total of 1,810,333 (year ended June 30, 2024 – 1,335,000) options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$1.58 (year ended June 30, 2024 – CAD$2.10) per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

The fair value of the options granted during the year ended June 30, 2025 and 2024, were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended June 30,
	2025	2024
Risk free interest rate	2.76%	3.71%
Expected volatility	70.35%	72.69%
Expected life of options in years	2.75	2.75
Estimated forfeiture rate	14.41%	15.05%

The weighted average grant date fair value of options granted during the year ended June 30, 2025, was CAD$0.72 (year ended June 30, 2024 – CAD$1.00). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

The following table summarizes information about stock options outstanding as at June 30, 2025:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	June 30, 2025	contractual life (years)	June 30, 2025	exercise price (CAD$)
$1.58	1,429,833	4.62	—	$—
2.10	1,028,167	3.55	342,832	2.10
3.33	533,000	1.60	533,000	3.33
3.42	726,000	2.55	485,334	3.42
3.67	20,000	2.57	13,333	3.67
3.89	10,000	1.65	10,000	3.89
3.92	20,000	2.79	13,333	3.92
4.00	929,000	1.93	929,000	4.00
$1.58 - $4.00	4,696,000	3.17	2,326,832	$3.44

Subsequent to June 30, 2025, a total of 46,833 options were exercised with an average exercise price of CAD $1.93 and 52,667 options were forfeited with an average exercise price of CAD $3.56.

Page | 19

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(ii)	RSUs

The continuity schedule of RSUs, as at June 30, 2025, is as follows:

		Weighted average grant
		date closing price per
	Number of shares	share (CAD$)
Balance, July 1, 2023	1,897,160	$3.79
Granted	1,024,000	2.10
Forfeited	(278,999)	3.67
Distributed	(514,947)	4.00
Balance, June 30, 2024	2,127,214	$2.94
Granted	1,139,333	1.58
Forfeited	(476,666)	2.07
Distributed	(601,015)	3.02
Balance, June 30, 2025	2,188,866	$2.40

During the year ended June 30, 2025, a total of 1,139,333 (year ended June 30, 2024 – 1,024,000) RSUs were granted to directors, officers, and employees at a grant date closing price of CAD$1.58 (year ended June 30, 2024 – CAD$2.10) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every 6 months after the date of grant until fully vested.

Subsequent to June 30, 2025, a total of 203,349 RSUs were vested and distributed, and a total of 5,000 RSUs were forfeited.

(c)	Bought deal financing

On September 29, 2023, the Company successfully closed a bought deal financing to issue a total of 13,208,000 common shares at a price of $1.96 (CAD $2.65) per common share for gross proceeds of $25,888,462. The underwriter’s fee and other issuance costs for the transaction were $1,442,376.

(d)	Loss per share

	For the years ended June 30,
	2025			2024
	Loss	Shares	Per-share	Loss	Shares	Per-share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net loss Attributable to equity holders of the Company	$(3,757,057)	$—	$—	$(6,021,706)	$—	$—

Basic loss per share	(3,757,057)	171,635,884	$(0.02)	(6,021,706)	167,765,072	$(0.04)
Effect of dilutive securities:
Stock options and RSUs	—	—	—	—	—	—
Diluted loss per share	$(3,757,057)	171,635,884	$(0.02)	$(6,021,706)	167,765,072	$(0.04)

Anti-dilutive options that are not included in the diluted loss per share calculation were nil for the year ended June 30, 2025 (year ended June 30, 2024 – nil)

Page | 20

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

11.NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2023	$(110,137)
Share of net loss	(5,572)
Share of other comprehensive loss	(40,657)
Balance, June 30, 2024	$(156,366)
Share of net loss	(23,165)
Share of other comprehensive loss	(116,534)
Derecognition upon wind-up of a subsidiary	296,065
Balance, June 30, 2025	$—

The Company’s subsidiary Qinghai Found was wound-up on November 22, 2024. Non-controlling interest of $296,065 was derecognized upon the wind-up.

As at June 30, 2025, the non-controlling interest in the Company’s subsidiary Qinghai Found was 0% (June 30, 2024 - 18%).

12.FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025 and June 30, 2024 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$16,839,959	$—	$—	$16,839,959
Equity investments	54,020	—	—	54,020

	Fair value as at June 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$21,950,211	$—	$—	$21,950,211
Short-term investment - bonds	258,702	—	—	258,702

Page | 21

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Equity investments	56,539	—	—	56,539

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2025, and June 30, 2024, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the year ended June 30, 2025.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2025, the Company had a working capital position of $16,166,719 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2025		June 30, 2024
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$835,763	$835,763	$1,163,836
Due to a related party	91,687	91,687	50,302
	$927,450	$927,450	$1,214,138

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary was RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2025	June 30, 2024
United States dollars	$650,984	$331,138
Bolivianos	1,024,674	261,353
Total	$1,675,658	$592,491

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$133,275	$57,116
Bolivianos	459,472	520,046
Total	$592,747	$577,162

As at June 30, 2025, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $5,100.

As at June 30, 2025, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $5,600.

Page | 22

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2025. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2025, the Company had a receivables balance of $21,467 (June 30, 2024 - $51,340).

(f)	Equity Price Risk

The Company holds certain marketable security that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2025, a 10% increase (decrease) in the market price of the security held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $5,400.

13.CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 23

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

14.INCOME TAX

A summary of the Company’s reconciliation of income taxes at statutory rates for the years ended June 30, 2025 and 2024, is as follows

	Years ended June 30,
	2025	2024
Canadian statutory tax rate	27.00%	27.00%

Loss before income taxes	$(3,780,222)	$(6,027,278)

Income tax recovery computed at Canadian statutory rates	(1,020,659)	(1,627,363)
Foreign tax rates different from statutory rate	(69,866)	288,448
Permanent items and other	583,296	679,229
Change in unrecognized deferred tax assets	507,229	659,686
	—	—

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arises. Deductible temporary differences and unused tax loss for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2025	June 30, 2024
Non-capital loss carry forward	$16,212,219	$13,414,430
Capital loss carry forward	18,622,526	18,562,659
Proerpty, plant and equipment	248,417	230,519
Equity investments	337,682	333,904
Share issuance cost	857,623	1,139,821
	36,278,467	33,681,333

Page | 24

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As of June 30, 2025, the Company has the following net operating losses, expiring various years to 2045 and available to offset future taxable income in Canada, Bolivia, respectively:

	Canada	Bolivia
2026	—	763,735
2027	—	1,312,466
2028	—	1,787,409
2029	—	1,928,247
2030	—	661,949
2031	—	—
2032	—	—
2033	—	—
2034	—	—
2035	—	—
2036	—	—
2037	—	—
2038	—	—
2039	—	—
2040	—	—
2041	—	—
2042	—	—
2043	3,719,705	—
2044	3,060,740	—
2045	2,977,968	—
	$9,758,413	$6,453,806

As at June 30, 2025, the Company had capital loss carry forward of $18,622,526 that can be carried indefinitely in Canada (June 30, 2024 - $18,562,659).

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

15.SEGMENTED INFORMATION

As at and for the year ended June 30, 2025, the Company operates in four (as at and for the year June 30, 2024 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

(a)	Segment information for assets and liabilities are as follows:

	June 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$16,341,420	$288,480	$210,194	$(135)	$16,839,959
Equity investments	54,020	—	—	—	54,020
Property, plant and equipment	153,455	291,060	50,326	637,956	1,132,797
Mineral property interests	—	90,580,869	21,353,851	4,999,645	116,934,365
Other assets	213,270	27,903	13,037	—	254,210
Total Assets	$16,762,165	$91,188,312	$21,627,408	$5,637,466	$135,215,351

Total Liabilities	$(685,596)	$(221,140)	$(20,585)	$(129)	$(927,450)

	June 30, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$21,703,189	$97,281	$73,013	$76,728	$21,950,211
Short-term investments	258,702	—	—	—	258,702
Equity investments	56,539	—	—	—	56,539
Property, plant and equipment	191,423	374,662	30,328	648,117	1,244,530
Mineral property interests	—	88,977,334	19,854,042	4,934,555	113,765,931
Other assets	346,294	30,451	13,009	410	390,164
Total Assets	$22,556,147	$89,479,728	$19,970,392	$5,659,810	$137,666,077

Total Liabilities	$(955,500)	$(171,108)	$(81,574)	$(5,956)	$(1,214,138)

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Year ended June 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(33,797)	$(2,137)	$—	$—	$(35,934)
Salaries and benefits	(1,708,009)	—	—	—	(1,708,009)
Share-based compensation	(1,611,845)	—	—	—	(1,611,845)
Other operating expenses	(2,159,652)	(395,883)	(51,983)	(12,653)	(2,620,171)
Total operating expense	(5,513,303)	(398,020)	(51,983)	(12,653)	(5,975,959)

Income from investments	787,597	—	—	—	787,597
Foreign exchange gain	903,333	305,019	199,782	6	1,408,140
Net (loss) income	$(3,822,373)	$(93,001)	$147,799	$(12,647)	$(3,780,222)

Attributed to:
Equity holders of the Company	$(3,799,208)	$(93,001)	$147,799	$(12,647)	$(3,757,057)
Non-controlling interests	(23,165)	—	—	—	(23,165)
Net (loss) income	$(3,822,373)	$(93,001)	$147,799	$(12,647)	$(3,780,222)

	Year ended June 30, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(200,104)	$—	$—	$—	$(200,104)
Salaries and benefits	(2,036,651)	—	—	—	(2,036,651)
Share-based compensation	(2,255,847)	—	—	—	(2,255,847)
Other operating expenses	(2,196,622)	(203,611)	(33,581)	(15,849)	(2,449,663)
Total operating expense	(6,689,224)	(203,611)	(33,581)	(15,849)	(6,942,265)

Income from investments	1,061,095	—	—	—	1,061,095
(Loss) gain on disposal of plant and equipment	(488)	51,906	—	—	51,418
Provision on credit loss	(274,865)	—	—	—	(274,865)
Foreign exchange gain	65,470	1,550	10,317	2	77,339
Net loss	$(5,838,012)	$(150,155)	$(23,264)	$(15,847)	$(6,027,278)

Attributed to:
Equity holders of the Company	$(5,832,440)	$(150,155)	$(23,264)	$(15,847)	$(6,021,706)
Non-controlling interests	(5,572)	—	—	—	(5,572)
Net loss	$(5,838,012)	$(150,155)	$(23,264)	$(15,847)	$(6,027,278)

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

16.SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:

	Years ended June 30,
	2025	2024
Receivables	$29,584	$94,806
Deposits and prepayments	104,544	99,836
Accounts payable and accrued liabilities	(9,152)	(594,351)
Due to a related party	40,304	(4,008)
	$165,280	$(403,717)

Non-cash capital transactions:

	Years ended June 30,
	2025	2024
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$(312,984)	$(499,579)
Addition of capital expenditure of mineral property interest from deposits and prepayments	$—	$182,718

Cash and cash equivalents:

	June 30, 2025	June 30, 2024
Cash on hand and at bank	$8,007,009	$10,689,181
Cash equivalents	8,832,950	11,261,030
	$16,839,959	$21,950,211

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